Exhibit 21.1

MAJOR SUBSIDIARIES OF BLOCK, INC.*

Subsidiary name	Jurisdiction of incorporation
Aspiro AB	Sweden
Project Panther US, LLC	Delaware, U.S.
Square Canada, Inc.	Canada
Square Capital, LLC	Delaware, U.S.
Square Financial Services, Inc.	Utah, U.S.
Square Technologies, Inc.	Canada
Squareup Europe Ltd.	United Kingdom
Squareup International Limited	Ireland
Tidal Music AS	Norway
Verse Payments Lithuania UAB	Lithuania

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Block, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.